News Release

ALEXCO COMPLETES CONSTRUCTION AT BELLEKENO MINE ON SCHEDULE –
INITIATES MILL COMMISSIONING

September 29, 2010 -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to report the completion of mine and mill construction, and the initiation of mill commissioning, at its wholly owned Bellekeno project, located within the Keno Hill Silver District in Canada's Yukon Territory. Construction of the 400 tonne per day conventional flotation concentrator and preproduction development of the Bellekeno underground mine has been completed on schedule and within 3% of budget.

Mill commissioning has commenced with component electrical testing and will expand to wet testing, pressure testing and introduction of low grade mill feed over the next week to ten days. This will be followed by scale-up and metallurgical optimization over the next four to five weeks to achieve the planned 250 tonne per day production rate. Underground mine development has been completed ahead of schedule, with increased productivities and design improvements resulting in 60% more stope faces initially being available for production than planned; design improvements have also resulted in an approximate 50% decrease in future sustaining development required to execute the existing mine plan. Approximately 3,000 tonnes of ore grade material is stockpiled and ready for processing.

Ancillary facilities are complete, including the installation of a new bridge and haul road, assay laboratory, offices, change facilities and camp accommodations upgrades. As previously disclosed in the news release dated August 23, 2010 and entitled “Alexco Issued Type A Water Use Licence, Sets Plans to Commence Silver Production at Keno Hill”, all permits and licences are also in place to enable commencement of commercial production.

Underground and surface exploration continues at the Bellekeno deposit, and is expected to extend into the first quarter of calendar 2011 with at least 2,000 meters of an expanded drilling program yet to be completed. Exploration drilling at the adjacent Onek zinc-silver deposit is substantially complete, and results are pending. New resource calculations for the Bellekeno and Onek deposits are scheduled to be completed in the second quarter of calendar 2011.

Bellekeno Mine

The Bellekeno mine will operate initially at 250 tonnes per day supplying feed to a conventional flotation mill, producing up to 12,000 tonnes of lead-silver concentrate and 8,400 tonnes of zinc concentrate annually and generating up to 2.8 million ounces of silver per year. Initial silver grades in calendar 2010 and 2011 are expected to be approximately 1,000 grams per tonne. The mine and mill operations will employ approximately 120 people and are expected to directly invest more than $25 million annually for labour, materials and supplies in the Yukon.

As disclosed in the news release of November 11, 2009 entitled “Alexco Completes Positive Bellekeno Mine Development Plan, Silver Wheaton Concurs – Initiation of Construction Approved”, the Bellekeno deposit contains an indicated resource estimated at 401,000 tonnes grading 921 grams per tonne silver, 9.4% lead and 6.5% zinc, of which 321,941 tonnes containing an estimated 871 grams per tonne silver, 9.5% lead and 5.6% zinc on a payable metals basis are included in the initial mine plan. The deposit remains open down dip and down plunge, and underground definition and exploration drilling to expand the mineable resource is currently underway in parallel with mine development activities.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Silver Wheaton Agreement

In October 2008, Alexco entered into an agreement under which Silver Wheaton Corp. (NYSE, TSX:SLW) will purchase 25% of future Keno Hill District silver production at a cost of US$3.90 per ounce of silver delivered, plus up-front deposit payments to Alexco totaling US$50 million. An initial US$15 million deposit payment was received from Silver Wheaton in December 2008, with the remaining US$35 million to be provided for the construction and development of the Bellekeno Mine on a monthly draw-down basis subject to certain conditions including Alexco having sufficient committed funds available to complete construction and achieve production within specified time frames. To date, US$18.3 million of the remaining funds has been received from Silver Wheaton, with the balance to be received under periodic draws between now and the satisfaction of an initial 250 tonne per day completion test, in the normal course as provided under the agreement.

Qualified Person

The scientific and technical information about the Bellekeno Mine project contained in this news release has been reviewed and verified by Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco’s business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of remediation and reclamation activities; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore bodies, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.